Mountain Province Diamonds Inc. Announces the
Resignation of Jan Vandersande and
Appointment of Patrick Evans as President and CEO

Toronto and New York, November 7, 2005 - The Board of Directors of Mountain Province Diamonds Inc. (TSX: MPV, NASDAQ: MPVI) (the "Company") today announced that Jan Vandersande has resigned as President and CEO of the Company and that Patrick Evans has been appointed to the position of President and CEO. Dr. Vandersande has also resigned from the Board of Mountain Province Diamonds and Mr. Evans has been appointed to replace him.

Elizabeth J. Kirkwood, Chairman, thanked Dr. Vandersande for his tireless efforts and contributions to Mountain Province Diamonds Inc. Dr. Vandersande was instrumental in negotiating the joint venture with De Beers Canada in 1997. He continually analyzed all of the data to ensure that reported results were correct. He worked closely with De Beers to ensure that the optimal exploration/development programs were carried out. The Company owes him a great deal of thanks for his efforts to ensure that the interests of Mountain Province were looked.

Patrick Evans is the former President and CEO of Toronto and London-listed SouthernEra Diamonds Inc. He is also the former President and CEO of Toronto-listed Southern Platinum Corporation and Johannesburg-listed Messina Limited, which were recently acquired by the London platinum major, Lonmin Plc. Prior to that he was a senior executive with the Canadian gold producer Placer Dome Inc. and a member of the Executive Committee of the Chamber of Mines of South Africa. Mr. Evans is a graduate of the University of Cape Town (B.A., B.Sc.).

Commenting on Patrick Evans's appointment, Mountain Province Diamonds Chairman Elizabeth Kirkwood said: "Patrick's appointment brings to Mountain Province Diamonds a high level of senior executive leadership with extensive global diamond mining experience. He has wide experience managing complex multinational mining companies and projects in challenging environments. He also has a long-standing relationship with De Beers, the 51 percent operating partner in the Company's primary asset, the Gahcho Kue Project. We are delighted that he has joined Mountain Province Diamonds."

Including granting of stock options

Mountain Province Diamonds Inc. controls 44.1 percent of the Gahcho Kue Project. The Project consists of the Hearne, 5034 and Tuzo kimberlites located at Kennady Lake in Canada's North West Territories. De Beers Canada Inc., the 51 percent operating partner of the Project, has recently completed a $25 million pre-feasibility study and is currently advancing the Project to permitting stage. De Beers has the right to earn up to 60 percent by taking the Project to commercial production.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Elizabeth J. Kirkwood, Chairman
Telephone: (416) 362-7050
Fax: (416) 362-9050
Email: ekirkwood@firstnickel.com
www.mountainprovince.com